Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission File No.: 000-20122

The following are transcripts of three DVD video presentations that were included as part of the presentation entitled “BHP Billiton Iron Ore – Media Briefing: An excellent business with an exciting future” which was also filed today. The entire presentation was preceded by the disclaimer set forth below.

Disclaimer

This document has been prepared by BHP Billiton Ltd and BHP Billiton Plc (“BHP Billiton”) and comprises the written materials/slides for a presentation concerning BHP Billiton and its proposed combination with Rio Tinto Ltd and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.

This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Canada or Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as “relevant persons”). This presentation must not be acted on or relied on by persons who are not relevant persons.

Information about Rio Tinto and Alcan Inc. (“Alcan”) included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about BHP Billiton included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by BHP Billiton.

Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton’s filings with the US Securities and Exchange Commission (“SEC”), including BHP Billiton’s Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s and Alcan’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2006 and Alcan’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2006, which are available at the SEC’s website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain measures in this presentation, including “Resources”, “potential mineralisation” and “targeted mineralisation”, would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC’s Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended June 30, 2007, for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

Goldman Sachs International and its affiliates and Gresham Partners are acting for BHP Billiton and no-one else in connection with the proposals referred to in this presentation and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to such proposals or any other transaction, arrangement or matter referred to herein.

In connection with BHP Billiton’s proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the “Schemes”), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the SEC a registration statement (the “Registration Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

US INVESTORS AND US HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement and Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Annual Report 2007, which can be viewed at www.bhpbilliton.com. Heath Arvidson, who is a member of AusIMM and a full time employee of BHP Billiton and has the required qualifications and experience, is a Competent Person for the probabilistic assessment of Potential Mineralisation, which is reported under Section 18 of the JORC code. Heath Arvidson verifies that the relevant content of this document is based on and fairly reflects the information in the supporting documentation relating to Potential Mineralisation.

References in this presentation to “$” are to United States dollars unless otherwise specified.

Transcripts

DVD – BHP Billiton’s Pilbara Operations

NARRATOR: BHP Billiton is the world’s largest diversified resource company, with major commodity business interests and some 39,000 employees working in more than 100 operations in 25 countries.

Over 20% of BHP Billiton’s global asset base is located in Western Australia, where around 14,000 people are employed in our iron ore, petroleum, Nickel West and Worsley Alumina operations.

Since 2001, BHP Billiton has approved expansion projects in Western Australia collectively valued at over 11 billion Australian.

For its part, BHP Billiton Iron Ore is one of the world’s leading suppliers of iron ore., Our technologically advanced integrated system of mine, rail and port is among the best in the world. We employ over 8,000 people across our West Australian operations, which include seven mining operations, port and processing facilities, nearly 1,000 kilometres of railway track and a rail fleet comprising over 90 locomotives and around 4,000 ore cars.

In 2008, we are targeting production of 120 million tonnes from our West Australian operations, to export to the steel mills of China, Japan, Taiwan and Korea. The Chinese growth market accounts for almost 50% of our shipments.

In line with growing global demand, BHP Billiton Iron Ore will increase production capacity to 300 million tonnes a year by 2015.

We currently have high-grade, ore mining operations at Jimblebar, Orebodies 18, 29, 30, 35, 23 and 25 near Newman and at Yandi, Area C and Yarrie.

We have a high equity ownership of 85 or 100% in these operations and in our resource and mineralisation base. Our joint venture partners are key customers, which means that our ownership structure underpins our strong long term relationships, provides security of sales for us, security of supply for our customers, and improves our mutual understanding of each others industries.

Production growth will be drawn from our extensive, resource and mineralisation base. This resource base, together with our long-life existing operations will deliver a growing and sustainable operations into the future.

For example, BHP Billiton’s Mount Whaleback mine has been operating for four decades, and is the world’s largest single pit, open cut iron ore mine. As part of the development of the integrated Newman mining hub, production will continue here for decades to come.

The mining operations are supported by extensive community facilities. Adjacent to the Whaleback mine is the town of Newman, purpose built to house the mine’s many workers and their families, along with all of the associated facilities and services they require.

All of our mines are open cut operations. After blasting, excavators load the iron ore into haul trucks capable of carrying 240 tonnes each.

The ore is then transported to primary and secondary crushers, which break it down into grapefruit sized pieces for stockpiling over railway load-out tunnels.

From here, ore cars each capable of carrying 126 tonnes are loaded, with up to 14,000 tonnes an hour being loaded onto waiting trains for transport to the coast. The next stage of the journey to the steel mills of the world is now ready to begin.

Every day, 365 days a year, up to fourteen trains a day leave the BHP Billiton Iron Ore mine sites, bound for Port Hedland. A typical train on the 426 kilometre long Newman to Port Hedland line will have six, 6,000 horsepower locomotives pulling more than 24,000 tonnes of iron ore in 300 ore cars.

The trains are up to 3.75 kilometres long, with the journey to Port Hedland taking around eight hours.

Ongoing research, innovation and cutting edge technology makes the rail system one of the most productive heavy haulage railroads in the world.

After arriving in Port Hedland, the iron ore is unloaded into dumpers, screened and crushed again. Stackers then stockpile the ore, ready for transporting to the waiting ships.

Dust produced during these operations is controlled by water cannons.

When a ship is berthed and ready for loading, giant reclaimers pick up the ore from the stockpiles and place it onto a conveyor system, which carries it to the ship loaders and onto the waiting ships.

BHP Billiton Iron Ore has two loading facilities on opposite sides of Port Hedland harbour, at Nelson Point and Finucane Island. These are linked by the 1.4 kilometre long under-harbour tunnel conveyor system.

Currently, over 500 ships a year are loaded.

We have four berths capable of loading ships up to 320 metres long with up to 220,000 tonnes of ore in 35 hours.

BHP Billion Iron Ore was one of the first to recognise the huge potential of the Pilbara region, and the contribution it could make to Australia’s economic well-being.

Some four decades since iron ore mining operations began here, that foresight has been proven, with continuing and unprecedented demand from rapidly growing Asian economies driving a massive expansion of the company’s mining, rail and port operations.

We have a first class project delivery and growth record. We have consistently expanded our operations, and delivered expansion projects on time and on budget. Since 2002, we have completed the Mining Area C and PACE expansions, and rapid growth projects (RGPs) 1, 2 and 3. These projects have collectively delivered an additional 60 million tonnes of production capacity for our WA Iron Ore operations.

We are accelerating our infrastructure growth programme to achieve installed capacity of 300 million tonnes by 2015.

This includes optimisation of our infrastructure, expanding the Port Hedland inner harbour, development of new Port Hedland outer harbour facilities, double tracking of our rail system and the continued pursuit of our long life, integrated mining hub strategy, with a competitive product offering.

RGP4 is now under construction and tracking well. The Asset Development Projects team is working on RGP5 which will take production capacity to 205 million tonnes per annum. Beyond RGP5, the Quantum projects will develop a new channel, jetty and shiploading facilities in the Port Hedland outer harbour and we are pursuing further inner harbour expansion options with RGP6 in parallel.

We are continuing to explore opportunities to compress our construction timelines and further optimise our existing infrastructure. As part of this work, we will begin making pre-commitments for scarce development and construction inputs such as dredges and engineering works and infrastructure elements such as stackers, reclaimers and shiploaders over this coming year for our inner and outer harbour development projects.

Sustainable development is fundamental to BHP Billiton Iron Ore’s success.

Our policy of conducting business with Zero Harm to people, the environment and the community underpins our existing operations and our expansion plans.

We are focused on creating sustainable value for our shareholders, employees, contractors, suppliers, customers, business partners, and host communities, and a long lasting and positive legacy in the Pilbara region.

DVD – RGP4: Large Mining Hubs

NARRATOR: This short video outlines the main mining infrastructure changes that rapid growth project (or RGP) 4 will deliver and demonstrates how this project fits with our strategy of large, integrated mining hubs.

Construction of RGP4 commenced in May 2007. It is designed to increase system capacity to approximately 155 million tonnes per annum in the first half of calendar year 2010.

Please note that the animation you will now see represents the final RGP4 design.

We will begin with an overview of the Newman Mega Hub leases, highlighted operating mines and potential future deposits.

Jimblebar is an ore body at the far eastern end of the Newman Hub. Production first commenced in 1989.

This view shows the existing plant on the right. On the left is the new plant that will be constructed as part of RGP4.

We are now moving to our newest mine, Ore Body 18. Operations commenced here in 2006 as part of the RGP2 expansion.

Primary crushed ore from the Satellite Ore Bodies and Mt Whaleback is presently railed to Port Hedland for additional processing. Once the RGP4 infrastructure is complete the ore from Ore Body 18 and Jimblebar will be railed by shuttle trains to the new Newman Hub for additional crushing, screening and blending.

We are now moving over the Ophthalmia Ranges where there are several deposits that will be available in future years.

Mining commenced at Ore Body 23 in 1992 and is expected to be completed in 2009.

At Ore Body 25, lump and fines are produced through the processing plant that was refurbished as part of RGP2. Production commenced in 1989.

As Ore from Ore Bodies 23 and 25 becomes depleted, it will be replaced with ore from Ore Body 24. This Ore is scheduled to be trucked to the existing processing facilities at Ore Body 25 from 2010. The ability to bring new ore bodies on line as existing pits reach the end of their mine life is one of the key features of an integrated hub: the value of installed infrastructure is maximised, delivering cost benefits, as well as benefits in production continuity and impacts on the environment.

We are now flying over the Newman Processing Hub.

This style of integrated Hub development is made possible by the concentration of BHP Billiton’s ore bodies. Concentration allows ore bodies to be economically connected with infrastructure through conveyors or rail spurs and shuttle trains to centralised processing facilities.

Integrated mining hubs deliver several advantages including:

•	cost and scale efficiency;
•	simplified development; and
•	the ability to blend at the hub.

Blending ores from a number of orebodies at a large mining hub provides greater flexibility, allowing us to reduce product variability for our customers, respond better to changes in customer needs and to changing properties of the ore being mined.

This is the new Newman Hub Infrastructure that will be installed as part of RGP4.

Shuttle trains will arrive from the Satellite Ore Bodies to be unloaded, sampled and combined with ore from Mt Whaleback, the Marra Mamba deposits and concentrate from the existing beneficiation plant. The combined ore will then be crushed, screened and sampled again as it is stacked into the blending and bulking stockyards.

The ore is then reclaimed and loaded onto mainline trains. The system is designed to provide sprint capacity to rail ore to the port in quantities to meet customer demand.

The use of integrated mining hubs also has important effects on infrastructure, allowing for increased total system capacity. For instance, fewer port stockpiles are required, driving increased ship loading rates.

Our strategy of large, integrated mining hubs enables BHP Billiton Iron Ore to maximise the value we extract from our resource base in the current growth market and beyond.

DVD – Works in progress: RGP4 to 155 Mtpa

NARRATOR: This DVD outlines BHP Billiton Iron Ore’s current expansion works as part of RGP4 and demonstrates how Port Hedland will support our growth plans.

RGP4 will expand the capacity of the existing Port Hedland ship loading facilities at Nelson Point and Finucane Island.

The existing crushing and screening facilities are being placed into care and maintenance as this work will now be mostly completed at the mining hubs.

Car Dumpers 1, 2 and 3 have been upgraded and refurbished as part of RGP3 and RGP4.

Stacker 4 and Reclaimer 3 are being refurbished to allow the stockpiling of re-screened fines in the North Yard.

This is a view of the Finucane Island Operations. Berth C has been rebuilt to accept 250 thousand tonne vessels as part of RGP3. The east yard was constructed as part of RPG3 and is being expanded as part of RGP4 and will include dedicated areas to stack re-screened fines.

On completion of RGP4 our total production capacity will increase to about 155 Million tonnes per annum. First ore from this project will be produced in the first half of calendar year 2010.

We are planning further expansions of the inner harbour and a new outer harbour development to support growth to 300 million tonnes per annum and beyond.

These plans are still under development, and remain subject to approvals. The following short animation is a schematic representation of our current expansion designs.

The animation shows the layout of BHP Billiton’s existing 4 berths at Nelson Point and Finucane Island in the Port Hedland inner harbour. The proposed Port Hedland Port Authority public access berth will be developed at Utah Point. FMG is constructing port facilities at Anderson Point.

There are clear opportunities for the development of further berthing facilities and port operations within the inner harbour. We are proposing to develop 2 new shiploading facilities as part of RGP5 which will provide an additional 50 million tonnes per annum, taking our total capacity to more than 200 million tonnes per annum. Negotiations with the Port Hedland Port Authority are well advanced and specific locations in the Inner Harbour will be announced when relevant agreements have been finalised.

Our analysis indicates significant potential upside for our berth capacity. We are evaluating opportunities to access this upside through RGP6, and alternative infrastructure options which we are pursuing in parallel with our outer harbour development.

The outer harbour development will be located just off the screen on the Northern side of Finucane Island. We will now have a look at some of our outer harbour expansion options.

Current plans include the construction of a new rail spur from the mainline to an outer harbour stockpiling facility located just south of our existing rail line to Finucane Island.

The animation shows 4 modules of proposed stockpile areas, supporting approximately 200 million tonnes shipped per annum.

Ore will be conveyed from these facilities to the new outer harbour development at Finucane Island along the route we are now flying over.

The conveyer will take the ore on to our proposed new jetty to waiting offshore shiploading facilities. A new shipping channel is planned to support these facilities. The animation shows 4 shiploaders servicing 8 berths, which would support approximately 200 million tonnes of phased capacity. Our planned production growth to 300 million tonnes and beyond is supported by total outer Harbour capacity of more than 400Mtpa.